  FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended October 18, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F X	Form 40 F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X__

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

News Release, 18 October 2005 – English

N E W S   R E L E A S E

October 18, 2005                                                                                                                                                                                       SYMBOL:  VVV

VANNESSA ADVANCING DEVELOPMENT OF CRUCITAS

Vannessa Ventures Ltd. (the "Company") – The Company is proceeding with development of its Crucitas gold property in northern Costa Rica.  It has contracted Geostat International Inc. to provide geological consulting services on the Crucitas project to produce a 43 – 101 compliant resource evaluation building upon the extensive geological information available to the Company.  In addition the Company is finalizing agreements with consulting firms to supply assistance in other technical areas with the objective of producing a bankable feasibility study on the project in early 2006.  The elevated level of expenditures associated with these activities will increase funding requirements.  The Company is evaluating various financing options and reports that Exploram Enterprises Ltd. has expressed to the Company its intention to continue to participate in future financings.  Exploram Enterprises Ltd. is the controlling shareholder of the Company, holding over 52 percent of the shares on a fully diluted basis.

The Company received an aggregate of $84,375 upon exercise of 187,500 of the warrants of the Company that expired on October 16, 2005.

John R. Morgan

President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release”